

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Jason Bliss
General Counsel
SolarWinds Corporation
7171 Southwest Parkway
Building 400
Austin, Texas 78735

>   **Re: SWI Spinco, LLC**
>   **Amendment No. 1 to Draft Registration Statement on Form 10**
>   **Submitted March 2, 2021**
>   **CIK No. 0001834488**

Dear Mr. Bliss:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated December 31, 2020.

Draft Registration Statement on Form 10

Questions and Answers About the Separation and Distribution
Is the separation and distribution anticipated to be tax free to existing shareholders?, page 16

1.   We note your response to prior comment no. 3. Because you may waive the condition of receiving a tax opinion and proceed with the separation and distribution even if it is taxable to existing shareholders, you should change your answer to the question to "maybe" accompanied by an explanation of the uncertainty.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations
SolarWinds Cyber Incident, page 78

2.   We note your disclosure that the Cyber Incident has caused reputational harm to SolarWinds and also had an adverse impact on your reputation, new subscription sales and retention rates, although the extent of such impact was not significant in your financial results during 2020. Please clarify whether you or SolarWinds experienced a significant change in new sales and retentions during the month of December and the first few months of the year ending 2021. Indicate whether there was a significant change in the sale of new subscriptions and whether that occurrence may not be felt if the sale cycle is long and those subscriptions were already committed. Additionally, address whether there are any changes in renewal habits including a scaling down of use of the products. Please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity or revenues or income from continuing operations.

3.   Please consider adding disclosure to address the diversity of your customer base. For example, indicate whether your customers are in distinct industries such as health care and finance. Indicate whether any segment of your customer bases will have a greater risk to you of acquiring new and retaining customers due to the Cyber Incident.

Notes to Combined Financial Statements
Revenue Recognition, page F-15

4.   Please tell us your consideration of disaggregating your revenue by contract type and sales channel. We refer you to ASC 606-10-55-91(d) and 91(e). For example, consider separately disclosing revenue earned from your SaaS arrangements and your term contracts. Please tell us the amount of revenue recognized from term maintenance support agreements. If material revenue is recognized from your term contracts, consider separately discussing and analyzing the underlying trends within your MD&A discussions.

5.   You disclose that you determine stand-alone selling prices ("SSP") for your performance obligations based on multiple factors primarily including historical selling prices and discounting practices for products and services. Please clarify how historical selling prices factor into determining SSP when you primary sell subscription arrangements and term contracts. In those cases there typically is no stand-alone selling prices.

6.   You disclose that subscription revenue for your SaaS solutions is generally recognized ratably over the subscription term once the service is made available to the MSP partner. Please clarify whether your customers have the right to take possession of your software licenses. We refer you to ASC 606-10-55-54(a) and 985-20-15-5.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding

Jason Bliss
SolarWinds Corporation
March 19, 2021
Page 3

comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology